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                                March 10, 2023

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed February 24,
2023
                                                            File No. 333-252127

       Dear Yunwu Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2023 letter.

       Amendment No. 8 to Registration Statement on Form F-1

       Financial Statements
       Financial Statements for the Six Months Ended June 30, 2022 and 2021 (Unaudited)
       Notes to Unaudited Condensed Consolidated Financial Statements
       Note 2 - Restatment of Previoulsy Issued Finanial Statements, page F-7

   1. We reviewed your response to comment 7. Based on your response, it appears there were two revenue recognition
errors in your restatement adjustments. It appears one error involves the delivery
of equipment and materials and an the other error involves a change in the ratio of the
total costs incurred to date to the total estimated costs at the completion of the performance
obligation. Please tell us the following:
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
March 10, 2023
Page 2
             Quantify the amount and percentage of the restatement adjustment for each error;
             For the delivery error, describe precisely the nature of the error, how the error was detected, whether the error was for one customer or for multiple customers, whether this was an oversight or a pervasive issue, and, how the error was rectified; and
             For the estimation error, describe precisely what changed in your ratio of the total costs incurred to date to the total estimated costs at completion and why this change was necessary, why you consider this is a correction of an error rather than a change in estimate and if this issue is the result of a mathematical error, state so in your response.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
March 10, 2023 Page 2
cc:       Hillary O   Rourke, Esq.
FirstName LastName